Exhibit 1

News Release

RINKER TRADING UPDATE SHOWS FIRST QUARTER NET PROFIT UP 38% IN US$ AND 26% IN A$

Important: Results are unaudited.

Rinker Group Limited (“Rinker”) today announced that net profit after tax (PAT) for the three months ended 30 June 2004 (QEJ04), was up 38% in US$ to US$95.1 million (1), or up 26% in A$ to A$134.3 million, compared with earnings in the June quarter 2003 (QEJ03).

Earnings per share (2) (EPS) rose 38% in US$ to 10.1 cents and up 27% in A$ to 14.2 cents.  EPS pre-amortisation of goodwill (2) rose 33% to 11.4 cents (US$) and 21% to 16.1 cents (A$). Earnings per ADR, pre-goodwill amortisation, were US$1.14.

Other key measures:

•                  Trading revenue was up 20% to US$1,058 million (A$1,495 million, up 10%)

•                  Earnings before interest and tax, depreciation and amortisation (EBITDA)(3) rose 24% to US$224 million (A$316 million; up 14%)

•                  EBITDA/trading revenue margins in US$ rose from 20.4% to 21.1%

•                  Earnings before interest and tax (EBIT)(3) rose 33% to US$163 million (A$231 million; up 22%)

•                  Free cash flow (4) rose 62% to US$68 million (A$97 million, up 56%)

•                  Return on funds employed (ROFE) (5) was 18.5%, from 14.3%, in US$. ROFE in A$ was 18.1%, up from 16.2%.

The Florida and Arizona operations of the US subsidiary, Rinker Materials, again performed very strongly, as did the Australian subsidiary, Readymix - with EBITDA up 38% to A$66 million. Rinker Materials’ EBITDA was up 19% to US$179 million.

Increased costs of freight, fuel, energy, and steel continued to impact the businesses but were offset by price increases, increased volumes and operational cost savings. The performance of the US concrete pipe business improved significantly, with EBITDA up 19% for the quarter.

Rinker’s financial position strengthened further. As at the end of June 2004, net debt (6) was US$589 million, down from US$873 million at end June 2003 and US$601 million at end March 2004. Gearing/leverage (7)(net debt/net debt + equity) was 20.9%, down from 30.1% a year earlier.  Debt/equity was 26.4%, from 43.0%.

Chief Executive David Clarke said the profit contribution from every business improved, with the exception of the small prestress operation in the US.  Although the pace of value-adding acquisitions continued to be slower than in previous years, the base business was delivering strong

Rinker Group Limited     ABN 53 003 433 118
Corporate Affairs and Investor Relations
Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067    PO Box 5697, West Chatswood NSW 1515
Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au growth.

“Rinker’s ongoing consistent growth is very satisfactory,” said Mr Clarke.   “It again demonstrates the strength and value of our market positions and geographic locations.”

He said the lift in return on funds employed was encouraging and further demonstrated the improvement in the base business.

Financial results summary for the quarter ended June 04 vs the quarter ended June 03

Measure	Result in US$			Change		Result in A$			Change
Trading revenue	US$	1,058	m	20%		A$	1,495	m	10%
EBIT (3)	US$	163	m	33%		A$	231	m	22%
EBITA (8)	US$	178	m	30%		A$	251	m	18%
EBITDA (3)	US$	224	m	24%		A$	316	m	14%
PAT	US$	95	m	38%		A$	134	m	26%
Free cash flow (4)	US$	68	m	62%		A$	97	m	56%
Return on funds employed (5)		18.5%		4.2	pp		18.1%		1.9	pp

Cash flow again increased. Net cash flow from operating activities rose 9% to US$109 million (up 2% to A$155 million).  Free cash flow rose 62% to US$68 million (56% to A$97 million), helped by the timing of operating/maintenance capital expenditure.

Buyback

Rinker’s 12 month on-market buyback commenced on 27 May and has since resulted in the purchase of 2.6 million ordinary shares, at an average price of A$7.66.

“The buyback is an appropriate and value-creating use of excess cash, but it remains subject to larger acquisitions becoming available,” said Mr Clarke.

Business results

Rinker Materials Sales were US$822 million, up 18% on the June quarter 2003.  EBITDA (3) was US$179 million, up 19%, while EBIT rose 28% to US$130 million. EBITDA/sales margin was 21.8%, from 21.3%. US$ return on funds employed (ROFE) was up to 18.6% from 15.0%. All businesses improved except prestress.

•                  Aggregates EBITDA was up 12% to US$62 million.  Average prices were up  2% and volumes 13%. Volumes were particularly strong in Arizona.

•                  Concrete, asphalt & block EBITDA was US$53 million, up 42%. Average prices and rose almost 5% in premix concrete while volumes rose 9%. Concrete block volumes and prices rose.

•                  Cement EBITDA was US$29 million, up 3%. Volumes were steady, average prices were up about 5% - largely due to the reduction of bulk sales to trading partners.  As forecast, price increases have lagged higher freight and energy costs, although a US$5 a ton price increase is being implemented on new orders from 1 July. The cement shortage in Florida is continuing, although competitors are currently restoring capacity.

•                  The concrete pipe business continues to be impacted by higher steel costs (up 33% since October 2003) and higher cement prices.  However, the impact of these during the quarter was largely offset by improved volumes - up 8% - and extensive work on operational cost savings. Prices are currently improving on new orders, although a substantial backlog of existing orders remains.

•                  Other businesses (polypipe, gypsum distribution, prestress and unallocated costs) EBITDA was US$7.5 million, up 26%, mainly due to price and volume increases in wallboard distribution and polypipe.

Readymix Sales were A$333 million, up 23%. EBITDA rose 38% to A$66 million, while EBIT was up 44% to A$51 million, on price increases, higher volumes and cost savings. ROFE increased from 14.4% to 19.2%.

The performance was helped by good weather in the quarter, following heavy rainfall in the June quarter 2003. Double-digit volume increases were recorded in concrete, aggregate and the pipe business. Average concrete prices in Australia were 3% above the previous year, with strong price increases in aggregates. Returns improved from both the Cement Australia and the Emoleum joint ventures.

Overview and Strategy

“Rinker has delivered a solid start to our second year as a listed company,” said Mr Clarke. “The underlying business is performing well and we are maintaining the consistent rate of growth that we have had for several years.

“Florida, Arizona and Australia are particularly strong and we are seeing some positive signs in recently under-performing markets such as Oregon. State fiscal positions are improving and the non-residential/commercial sector is beginning to recover.

“On the acquisition front, we made two bolt-on purchases in the US during the quarter, and we continue to locate and identify potential value-adding targets,” said Mr Clarke.  “We are optimistic that acquisitions will increase as the US economy continues to recover but the timing of acquisitions is always difficult to predict.

“We are also expanding via greenfields developments in the US and Australia, with new concrete and block plants, and quarry sites.  These are low risk, high return investments which enable us to maintain and expand our market presence in high growth regions adjacent to our existing operations.”

Outlook for the current year

Forecasts of US economic activity have begun to improve as job growth and business sector results improve.  Increased US cement consumption - up 12% in the first quarter of 2004, according to the Portland Cement Association - is indicative of improving construction activity.  The residential sector is particularly strong although higher interest rates are expected to slow the growth later in the year. Non-residential activity data continues to decline, although recent permit statistics have been increasing and many forecasters predict an improvement in calendar 2005.

Congress is still negotiating the level of the new federal, six-year road transportation program. Further extension of the interim funding bill will be needed if agreement is not reached shortly.  The new plan is expected to be well up on the previous US$218 billion TEA-21 program.

In Australia, housing approvals have declined but commercial and infrastructure activity continues to be very strong. Prices are increasing.

“The heavy cost increases we have seen in areas such as steel, ocean freight, energy and fuel will flow through over the coming year, so the challenge remains to offset these with price increases,” said Mr Clarke.

“However, increases so far have been more successful and widespread than we anticipated, and we are therefore comfortable increasing our profit forecasts.  We now expect around 20% growth in operating profits in the US and Australia, in local currencies,” he said.

This news release contains a number of forward-looking statements.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission

Notes

(1)         Rinker’s operating subsidiaries (Rinker Materials Corporation in the US and Readymix in Australia and China) each generate all revenue and incur all costs in their local currency.  As a result, directors believe their performance is best measured in their local currency. At the group level, Rinker Materials represents around 80% of earnings.  As a result, US$ performance represents the most appropriate measure of Rinker performance and value.

(2)         Reconciliation of Earnings per share

Earnings per share represents net profit attributable to members divided by weighted average number of shares outstanding.

	US$ million		A$ million
Quarter ended 30 June	2004	2003	2004	2003
Net profit attributable to members of Rinker	95.1	68.8	134.3	106.2
Weighted average number of shares outstanding (million)	944.5	944.7	944.5	944.7
Earnings per share (cents)	10.1	7.3	14.2	11.2

Earnings per share pre-amortisation of goodwill represents net profit attributable to members excluding goodwill amortisation divided by the weighted average number of shares outstanding

	US$ million		A$ million
Quarter ended 30 June	2004	2003	2004	2003
Net profit attributable to members of Rinker	95.1	68.8	134.3	106.2
Add back goodwill amortisation (after tax)	12.6	12.5	17.8	19.3
Net profit attributable to members of Rinker prior to goodwill amortisation	107.7	81.3	152.1	125.5
Weighted average number of shares outstanding (million)	944.5	944.7	944.5	944.7
Earnings per share pre-amortisation of goodwill (cents)	11.4	8.6	16.1	13.3

(3)         Reconciliation of EBITDA

EBIT represents profit on ordinary activities before finance and income tax.

EBITDA represents EBIT before Depreciation and Amortisation (DA)

	US$ million			A$ million
	June ‘04 Qtr	June ‘03 Qtr	Variance %	June ‘04 Qtr	June ‘03 Qtr	Variance %

Segment Revenue
Aggregate	229	193	18%	323	299	8%
Cement	101	91	10%	142	141	1%
Concrete, Block, Asphalt	394	331	19%	558	512	9%
Concrete pipe and products	121	111	9%	171	172	(1)%
Other	117	100	17%	166	155	7%
Eliminations	(140)	(122)	15%	(198)	(189)	5%
Rinker Materials	822	705	18%	1,162	1,090	7%
Readymix	236	176	34%	333	272	23%
RINKER	1,058	881	20%	1,495	1,362	10%

Segment EBIT
Aggregate	43.4	38.2	13%	61.1	58.9	4%
Cement	23.7	23.0	3%	33.5	35.5	(6)%
Concrete, Block, Asphalt	38.7	24.0	61%	54.8	37.2	47%
Concrete pipe and products	20.6	15.9	30%	29.1	24.6	18%
Other	3.3	—	n.m.	4.4	—	n.m.
Rinker Materials	129.6	101.2	28%	182.9	156.3	17%
Readymix	36.1	23.0	57%	51.0	35.5	44%
Corporate	(2.3)	(1.4)	(63)%	(3.2)	(2.1)	(50)%
RINKER	163.4	122.8	33%	230.6	189.7	22%

Segment DA
Aggregate	18.1	16.7	8%	25.6	25.9	(1)%
Cement	5.3	5.3	—	7.6	8.2	(8)%
Concrete, Block, Asphalt	14.2	13.2	7%	20.0	20.5	(2)%
Concrete pipe and products	7.8	8.1	(4)%	11.0	12.5	(12)%
Other	4.3	6.0	(28)%	6.0	9.3	(35)%
Rinker Materials	49.7	49.4	1%	70.2	76.3	(8)%
Readymix	10.4	7.8	33%	14.7	12.0	22%
Corporate	0.1	—	n.m	0.1	—	n.m
RINKER	60.2	57.1	5%	85.0	88.4	(4)%

Segment EBITDA
Aggregate	61.5	55.0	12%	86.7	84.8	2%
Cement	29.1	28.3	3%	41.1	43.7	(6)%
Concrete, Block, Asphalt	52.9	37.3	42%	74.8	57.7	30%
Concrete pipe and products	28.5	24.0	19%	40.1	37.1	8%
Other	7.5	6.0	26%	10.4	9.3	12%
Rinker Materials	179.3	150.5	19%	253.1	232.6	9%
Readymix	46.5	30.8	51%	65.7	47.5	38%
Corporate	(2.2)	(1.4)	(58)%	(3.1)	(2.1)	(45)%
RINKER	223.6	179.9	24%	315.7	278.0	14%

(4)         Reconciliation of Free cash flow

Free cash flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment and (2) interest paid.

	US$ million		A$ million
Quarter ended 30 June	2004	2003	2004	2003
Operating profit before finance and tax	163.4	122.8	230.6	189.7
Depreciation and amortization	60.2	57.1	85.1	88.4
Net income tax paid	(0.7)	(0.1)	(1.0)	(0.2)
Change in working capital	(83.7)	(61.2)	(116.2)	(98.4)
Profit/loss on asset sales/non trade	(0.3)	(0.9)	(0.4)	(1.4)
Interest received	5.1	1.0	7.2	1.5
Other	(35.1)	(18.7)	(50.0)	(27.0)
Net Cash from operating activities	109.0	100.0	155.3	152.4
Operating capital expenditure	(33.6)	(50.6)	(47.9)	(79.1)
Interest paid	(7.4)	(7.4)	(10.5)	(11.3)
Free Cash Flow	67.9	42.0	96.8	62.0

Capital expenditure summary:
Operating capital expenditure	33.6	50.6	47.9	79.1
Developmental capital expenditure	25.7	8.5	36.4	12.8
Total purchase of property plant and equipment	59.3	59.2	84.4	91.9
Purchase of businesses	26.8	6.2	37.3	9.2
Total capital expenditure	86.1	65.3	121.7	101.2

(5)         Reconciliation of Return on Funds Employed (ROFE)

Return on funds employed represents previous 12 month’s EBIT divided by end of period funds employed.

US$ million Year ended 30 June	EBIT 2004	Funds Employed 2004	ROFE 2004	EBIT 2003	Funds Employed 2003	ROFE 2003
Aggregates	143.2	808.9	17.7%	113.7	792.6	14.3%
Cement	96.2	343.3	28.0%	89.0	375.5	23.7%
Concrete, block, asphalt	131.2	629.6	20.8%	92.5	628.2	14.7%
Concrete pipe and products	57.9	355.0	16.3%	54.1	378.8	14.3%
Other	(8.2)	120.5	(6.8)%	(2.8)	137.6	(2.0)%
Total Rinker Materials	420.3	2,257.3	18.6%	346.5	2,312.7	15.0%
Readymix	123.2	624.9	19.7%	74.9	586.4	12.8%
Corporate	(10.2)	0.7	nm	(7.1)	(2.3)	nm
Group	533.3	2,882.9	18.5%	414.3	2,896.8	14.3%

A$ million Year ended 30 June	EBIT 2004	Funds Employed 2004	ROFE 2004	EBIT 2003	Funds Employed 2003	ROFE 2003
Aggregates	203.1	1,171.7	17.3%	192.8	1,189.9	16.2%
Cement	135.6	497.2	27.3%	151.8	563.8	26.9%
Concrete, block, asphalt	184.5	912.0	20.2%	157.6	943.1	16.7%
Concrete pipe and products	83.1	514.2	16.2%	93.0	568.7	16.4%
Other	(11.6)	174.5	(6.6)%	(5.0)	206.5	(2.4)%
Total Rinker Materials	594.7	3,269.6	18.2%	590.2	3,472.0	17.0%
Readymix	173.9	905.1	19.2%	126.4	880.3	14.4%
Corporate	(14.0)	1.1	nm	(12.2)	(3.4)	nm
Group	754.6	4,175.8	18.1%	704.4	4,348.9	16.2%

(6)         Reconciliation of Net debt

Net debt represents current and non-current interest-bearing liabilities less cash assets.

	US$ million			A$ million
As at	30 June 2004	31 March 2004	30 June 2003	30 June 2004	31 March 2004	30 June 2003
Current interest-bearing liabilities	6.6	17.4	7.0	9.6	23.0	10.5
Long term interest-bearing liabilities	900.5	912.4	1,072.8	1,304.3	1,208.2	1,610.6
Less: Cash assets	(318.3)	(328.5)	(206.5)	(461.2)	(435.1)	(310.1)
Net debt	588.8	601.3	873.3	852.8	796.1	1,311.0

(7)         Reconciliation of gearing/leverage

Gearing represents (a) net debt divided by net debt plus equity and (b) net debt divided by equity.

	US$ million			A$ million
As at	30 June 2004	31 March 2004	30 June 2003	30 June 2004	31 March 2004	30 June 2003
Net debt	588.8	601.3	873.3	852.8	796.1	1,311.0
Equity	2,230.1	2,280.6	2,030.3	3,230.1	3,019.8	3,048.0
Gearing/leverage (net debt/ net debt plus equity)	20.9%	20.9%	30.1%	20.9%	20.9%	30.1%
Gearing/leverage (net debt/ equity)	26.4%	26.4%	43.0%	26.4%	26.4%	43.0%

8.              Reconciliation of EBIT before amortisation of goodwill

EBIT before amortisation of goodwill (EBITA) represents EBIT excluding goodwill amortisation charges.

	US$ million		A$ million
Quarter ended 30 June	2004	2003	2004	2003
EBIT	163.4	122.8	230.6	189.7
Goodwill amortisation	14.1	14.1	20.0	21.8
EBITA	177.5	136.9	250.6	211.5

For further information, please contact Debra Stirling on 61 2 9415 6895 or 0419 476 546  (international + 61 419 476 546)

20 July 2004	RIN
06-05